Wi-Tron, Inc.
                      59 LaGrange Street, Raritan, NJ 08869
                      Tel (908) 253-6870 Fax (908) 253-6875

March 9, 2007

United States
Securities and Exchange Commission
Washington, DC 20549
Attn.: David Burton

Re: Wi-Tron, Inc. Form 8-K-A filed on January 23, 2007; File No. 0-21931; response to comment letter dated February 16, 2007


Dear Mr. Burton:


Following are responses to each of your 5 comments regarding our Form 8-K filed on January 23, 2007. We have responded to each of your questions in numerical order. Some of our responses refer to exhibits which are included in this document.

1. Revision of 4th paragraph: Form 8-K-A was filed with the Commission on March 6, 2007. The following is the revised text for the 4th paragraph of the Form 8-K-A in response to your comment:

      a. The subject matter of these reports from the Former Accountant was discussed in detail by the Board of Directors with the Former Accountant prior to the release of the financial statements for both of the aforementioned periods. The Registrant authorized the Former Accountant to respond fully to the inquiries of the successor accountant concerning the subject matter of the Former Accountants' comments on internal control deficiencies.

2.    Expanded  explanations on detailed  descriptions of each reportable event:
      In your letter to us on Page 2, item 2, you request that we provide additional information regarding reportable events.

      a. Period the reportable events occurred: All of the events reported in the letter dated March 29, 2006 occurred during the fiscal year that ended on December 31, 2005 non of the reportable events in that letter required any restatement of prior period financial statements.

      b. Steps we have taken (or plan to take) and procedures we implemented (or plan to implement) to correct each reportable event: We have responded to this on a paragraph by paragraph basis. Each of the following paragraphs corresponds with the same paragraph number in the letter dated March 29, 2006. If there was no response necessary, we have inserted N/A.

            1.    N/A


            2. We have made further efforts in correcting the overall internal controls over financial reporting but have not completed our correction process. We intend to more carefully monitor the controls and condition of the accounting records by hiring an accounting and financial reporting consultant to recommend and implement new and improved controls. In the interim, the control weakness has been mitigated by more careful periodic review by management of the completed accounting records.

            3.    N/A

            4. We believe that we have made significant improvements to our inventory counting, compilation and valuation procedures which have resulted in a substantial decrease in inventory valuation errors.

            5. While we had some difficulty with adjustments in the first 3 quarters, we have implemented new management review procedures which we believe will result in fax fewer auditor adjustments for the year end audit (which has not been completed as of the date of this letter).

            6. The problem with the expenses paid by officers was that the reimbursements were incorrectly classified as loan repayments. The Board has implemented a strict oversight of all payments to officers which resulted in substantially improved recording of such payments.

            7. We believe that there will always be some differences which fall below the threshold of materiality and we have not implemented any procedures to prevent such errors.

            8.    N/A

            9.    N/A

            10.   N/A

            11.   Conducting the audit:

                  a. We are working on improving the efficiencies in our readiness for the audit.

                  b. We have promised our auditors that management will prepare all requested working papers before the start of the audit.

                  c. We understand auditor independence and will prepare all necessary calculations before submission of our final financial balances to the auditors.

                  d.    We  do  not  have  disputes  with   attorneys  that  are
                        representing us on current matters.


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

                  e. We have proper business relations with our banks at this time.

                  f.    We have been using the same  transfer  agent now for the
                        second  year  and  we  have  no   problems   with  their
                        reporting.

                  g. We have clearly defined and explained the terms of the employment agreements and management has reviewed the accrual for officer compensation.

                  h. We have substantially improved our recordkeeping for payroll tax liabilities and are currently up to date with all taxing authorities.

                  i. We have implemented a monthly review by management of the accounts payable aging.

3. Updated Exhibit 16 letter: Form 8-K-A filed with the Commission on March 9, 2007 included an updated Exhibit 16 letter from our former accountants.


                                     * * * *


In Connection with our response to your comments, we acknowledge that:

      o The company is responsible for the adequacy and accuracy of the disclosures in the filing;

      o Staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      o The Company may not assert staff comments as a defense in any proceeding by the Commission or any person under the federal securities laws of the United States.

We believe that we have responded fully to all of your questions in the letter. You may wish to contact the engagement partner, Stewart W. Robinson of the former accountants directly. His telephone number is (917) 405-4900 and his fax number is (917) 591-3048. We would appreciate that any fax communications be sent both our office at (908) 253-6875 and Mr. Robinson at (917) 591-3048.


Sincerely,

/s/ John C. Lee
------------------------------------
John C. Lee, Chief Executive Officer


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